Exhibit 3: Balance Sheet

	Ch$ millions		US$ millions (1)
	Mar 31-2008	Mar 31-2007	Mar 31-2008	Mar 31-2007	% Change
ASSETS

Cash & equivalents	134.331	105.572	306,9	241,2	27,2%
Other current assets	201.957	193.743	461,4	442,6	4,2%
Total current assets	336.287	299.316	768,3	683,8	12,4%

PP&E, net	392.511	371.665	896,7	849,1	5,6%
Other assets	98.918	108.975	226,0	249,0	-9,2%

TOTAL ASSETS	827.717	779.955	1.891,0	1.781,9	6,1%

LIABILITIES &
STOCKHOLDERS' EQUITY

Short-term debt (2)	7.015	36.973	16,0	84,5	-81,0%
Other current liabilities	122.612	115.234	280,1	263,3	6,4%
Total current liabilities	129.627	152.207	296,1	347,7	-14,8%

Long-term debt (2)	152.991	126.988	349,5	290,1	20,5%
Other long-term liabilities	63.515	48.090	145,1	109,9	32,1%
Total long-term liabilities	216.506	175.078	494,6	400,0	23,7%

Minority interest	54.165	46.040	123,7	105,2	17,6%

Stockholders' equity	427.418	406.630	976,5	929,0	5,1%

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY	827.717	779.955	1.891,0	1.781,9	6,1%

OTHER FINANCIAL INFORMATION

Cash & equivalents plus
other liquid assets	134.331	105.572	306,9	241,2	27,2%

Total financial debt	160.007	163.961	365,6	374,6	-2,4%

Net debt (3)	25.676	58.388	58,7	133,4	-56,0%

Liquidity ratio	2,59	1,97
Debt / Capitalization	0,25	0,27

(1) Exchange rate: US$1.00 = Ch$437.71
(2) Includes only financial debt
(3) Total financial debt minus cash & equivalents plus other liquid assets